AMERICAN

[Graphic omitted]
    A-MERIC

  AMUNNITION
   Miami, Fl

                                             December 8, 2006


                                                   Via Facsimile: (202) 772-9368


Ms. Tracey McKoy, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010


RE: Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006 File No.: 0-32379


Dear Ms. McKoy:

     This is in response to your letter dated November 28, 2006, commenting on the recent filings referenced above.

     Response to Comment #1. We have amended and filed the Form 10-QSB/A for the period ended March 31, 2006, and June 30, 2006, in accordance with your request. The amendments are reflected on page 10-11 under Note D-Correction of an Error in each document.

     Response to Comment #2. In the amended filings, we have updated our disclosure and corrected the net revenue and cost of goods sold figures under Plan of Operation in the Management's Discussion and Analysis.

     Response to Comment #3. The amended filings include an update on our disclosure required by Item 307 of Regulation S-B. We have spelled out in Item 3- Controls and Procedures, our conclusions related to certain failures in our disclosure controls and procedures for these reporting periods and include a discussion of management's corrective action to avoid future incidents, along with the other information requested.




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     As requested the Company acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosur in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust this is sufficient to satisfy your comments.


                                        Very truly,

                                        /s/ Andres F. Fernandez
                                        -------------------------------------
                                        Andres F. Fernandez
                                        President, Chief Executive Officer,
                                        Chief Financial Officer and Director